[redacted]

10026840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori A. Hensler 412-288-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lori A. Hensler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deanna L Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2012
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Assistant Treasurer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Edgewood Services, Inc.

Year ended December 31, 2009
with Report and Supplementary Report of Independent Registered Public Accounting Firm

EDGEWOOD SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2009

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Edgewood Services, Inc.

We have audited the accompanying statement of financial condition of Edgewood Services, Inc. (the Broker/Dealer) as of December 31, 2009, and the related statements of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2010

EDGEWOOD SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	196
Receivable from affiliates, net		12,623
Prepaid expenses		20
Current deferred tax asset		71
Total assets	$	12,910
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $.01 per share- 20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		10,489
Total shareholder's equity		12,910
Total liabilities and shareholder's equity	$	12,910

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

Commission income	$ 2
Operating Expenses:	
Other tax expense	26
Corporate licensing and registration fees	25
Other	2
Total operating expenses	53
Operating loss	(51)
Nonoperating Income:	
Interest and dividends	2
Loss before income taxes	(49)
Income tax benefit	(17)
Loss from continuing operations	(32)
Loss from discontinued operations, net of tax	(17)
Net loss	$ (49)

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

Balance at January 1, 2009	$	0
Additions and/or reductions		0
Balance at December 31, 2009	$	0

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2009	$ 0	$ 2,421	$ 10,538	$ 12,959
Net loss	0	0	(49)	(49)
Balance at December 31, 2009	$ 0	$ 2,421	$ 10,489	$ 12,910

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(dollars in thousands)

Operating Activities:		
Net loss	$	(49)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in receivable from affiliates, net		48
Net cash used by operating activities		(1)
Net decrease in cash and cash equivalents		(1)
Cash and cash equivalents, beginning of year		197
Cash and cash equivalents, end of year	$	196

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer to act as distributor for certain bank-advised mutual funds. Management intends to keep the Company in operation and registered as a broker/dealer for the foreseeable future while it evaluates new business opportunities. The Company may continue to incur operating losses.

(b) Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

(c) Cash Equivalents

"Cash equivalents" represent an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Revenue Recognition

The Company had contractual arrangements with third parties to provide distribution-related services to bank-advised mutual funds. Revenue for these arrangements was recognized during the period in which services were performed which ended in April of 2009. This revenue was recorded net of third-party payments. At December 31, 2009, the Company has no outstanding contracts. The Company records commission income earned from distribution-related activities upon receipt.

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Recent Accounting Pronouncements

i. In January 2010, the Financial Accounting Standards Board (FASB) issued an update to add new requirements for disclosures about transfers into and out of Levels 1 and 2 fair value measurements and separate enhanced disclosures for Level 3 measurements. The new requirements also clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The majority of the new requirements are effective for the Company on January 1, 2010. These new rules impact disclosures only and will have no impact on the Company's financial position and results of operations.

ii. Effective September 30, 2009, Federated adopted the new FASB Accounting Standards Codification (Codification). The Codification was officially launched on July 1, 2009, and became the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. As the Codification is neither expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on its Financial Statements.

iii. Effective June 30, 2009, the Company adopted a new accounting standard regarding subsequent events. This new accounting standard is based upon the same principles that exist within the auditing standards and thus formally establishes accounting standards for disclosing those events occurring after the balance sheet date but before the financial statements are issued or available to be issued. The new accounting standard requires public entities to evaluate subsequent events through the date that financial statements are issued, while all other entities should evaluate subsequent events through the date that financial statements are available to be issued. The new accounting standard categorizes subsequent events into recognized subsequent events (or historically Type I events) and nonrecognized subsequent events (or historically Type II events). The new accounting standard also enhances disclosure requirements for subsequent events. Effective upon issuance, the adoption of the new accounting standard did not have a material impact on the Company's financial position or results of operations.

iv. On January 1, 2009, the Company adopted a new accounting standard regarding fair value measurements related to nonfinancial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis. These provisions were applied to the determination of fair value for the nonfinancial assets subject to impairment during 2009. See Note (3) for additional information on the fair value determinations.

(2) DISCONTINUED OPERATIONS

In the third quarter 2006, the Company completed the sale of certain assets associated with its Trust*Connect*® mutual fund processing business (the Clearing Business) to Matrix Settlement and Clearance Services, LLC.

(2) DISCONTINUED OPERATIONS, continued

The results of operations of the Clearing Business included in "Loss from discontinued operations, net of tax," were as follows for the year ended December 31, 2009:

in thousands		
Pre-tax loss from discontinued operations	$	(26)
Income tax benefit		(9)
Loss from discontinued operations, net of tax	$	(17)

The company had no continuing involvement with the Clearing Business subsequent to the 2006 sale. The majority of "Pre-tax loss from discontinued operations" represents record storage fees.

(3) FAIR VALUE MEASUREMENTS

The Company measures certain financial and nonfinancial assets and liabilities at fair value on a recurring basis using inputs that are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The Company's "Cash equivalents" include an investment in a non-fluctuating-value mutual fund. This investment was valued at $196,000 as of December 31, 2009, which was determined under Level 1 of the fair value hierarchy as defined by GAAP because it has unadjusted quoted prices in active markets for identical instruments that the Company has the ability to access at the measurement date.

"Receivable from affiliates, net" has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future. These financial assets are classified as current on the Company's Statement of Financial Condition.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur general support costs on its behalf. Such expenses are allocated to the Company, and recorded in "Other" on the Statement of Operations.

"Receivable from affiliates, net" on the Company's Statement of Financial Condition represents the amounts collected by another subsidiary of Federated on behalf of the Company in excess of expenses paid or incurred by this affiliate and other affiliates, respectively, on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5) INCOME TAXES

Income tax benefit from continuing operations for the year ended December 31, 2009 of $17,000 primarily consisted of the current benefit from federal income taxes.

The Company's effective income tax rate attributed to continuing operations for the year ended December 31, 2009 was 35%. All tax-related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

The Company's deferred tax assets totaled $71,000 at December 31, 2009 and primarily related to the insurance proceeds allocated to the Company for claims Federated submitted to cover costs associated with various legal, regulatory and compliance matters and related civil litigation (See Note (7)). The Company had no deferred tax liabilities at December 31, 2009.

(6) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $192,000, which was approximately $167,000 in excess of its required net capital of $25,000.

(7) COMMITMENTS AND CONTINGENCIES

During the fourth quarter 2005, Federated entered into settlement agreements with the SEC and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. For the year ended December 31, 2009, these fee reductions were approximately $3 million.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now consolidated and pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

The plaintiffs in the excessive fee cases seek compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorneys' fees and expenses. The remaining lawsuits seek unquantified damages, attorneys' fees and expenses. Federated is defending this litigation. The potential impact of these lawsuits and similar suits against third parties, as well as the timing of settlements, judgments or other resolution of these matters, is uncertain. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Federated's Consolidated Financial Statements for the year ended December 31, 2009 reflect $10.6 million for costs associated with various legal, regulatory and compliance matters, including costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement, costs related to certain other undertakings of these settlement agreements, and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from these estimates, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows and accordingly may have a material impact on the Company's results of operations or financial position.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

(8) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 19, 2010, the date these financial statements were issued.

Supplemental Information

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009
(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	12,910
Deductions and/or changes:				
Nonallowable assets	$	12,714		
Haircut on securities owned		4		12,718
Net capital			$	192
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	167
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222
Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements of Edgewood Services, Inc. (the Broker/Dealer), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2010